316 California Avenue, Suite 543 Reno, NV 89509 Tel : 888 909-5548 Fax : 888 909-1033

September 22, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	George K. Schuler, Mining Engineer
Ethan Horowitz, Accounting Branch Chief
Cheryl Brown, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re:	Nevada Canyon Gold Corp.
Offering Statement on Form 1-A Filed June 17, 2022 (Including all Amendments Thereto) File No. 024-11911

Dear Ms. Brown and Ms. Nguyen:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, Nevada Canyon Gold Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement, so that it may be qualified at 1p.m., Eastern time, on September 27, 2022, or as soon as thereafter as is practicable.

In connection with this request, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

● Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

● The action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

● The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Deron M. Colby, Esq. at the Janus Capital Law Group at (949) 633-8965.

Sincerely,

Nevada Canyon Gold Corp.

/s/ Jeffrey Cocks
By:	Jeffrey Cocks
Its:	Chief Executive Officer